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Julien Uhlig <j.uhlig@exventure.co>

[Test] How to get the Early Bird Investor Special for Zero Carbon?

2 messages

Julien Uhlig <mail@sendfoxmail.com> Wed, Jun 23, 2021 at 2:26 PM
Reply-To: Julien Uhlig <j.uhlig@exventure.co>
To: Julien Felix <j.uhlig@exventure.co>


ZERO
CARBON TECHNOLOGIES
FAST COMPANY
THE WORLD'S
MOST INNOVATIVE
COMPANIES 2018
BREAKTHROUGH
TECHNOLOGY
NEXT GENERATION WASTE TO FUEL-CELL TECHNOLOGY
AS SEEN ON
CNN
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Julien Felix,

Thank you for your attention! This Technology has been my life work, and I am proud to share this opportunity with you! We are offering a massive discount for early investors, so please check out what we are doing, and let's end the waste pandemic together.

You can find our Wefunder Campaign right here:
https://wefunder.com/zerocarbon/

I believe that Zero Carbon on Wefunder a unique and ultra promising investment opportunity for any impact investor. Decentralized Power from Waste. Cost-Effective, Easy to Operate. A genuine growth opportunity. After three Years in Stealth Mode, Zero Carbon is open for Investment! German Government Funded Carbon-Negative Breakthrough Technology to Disrupt the Billion Dollar Waste Industry. The best part! Investment starts at USD 100. Now anyone can invest and make this vision of a sustainable future come true.

Mobile Impact Technology is combining High-Temperature Waste Conversion with next Generation Fuel Cell Technology for ultra-low emissions and high-efficiency power generation. Two Years of Testing at the Technical University in Zittau are successfully concluded, and now we are ready to enter new markets and grow a global company.


X5

THE X5 Micro-Waste to Power Generator using Next-Generation Fuel Cell Technology

So what can you do?

- You can share our story with your network.
- Of course, you can benefit from our Early Bird Special

You can find our Wefunder Campaign right here:
https://wefunder.com/zerocarbon/

You can learn more at our Webinar on Wednesday, Thursday, and Friday at 9 am PST. bit.ly/zerocarbonwebinar

If you have any questions or would like to set up an appointment, please send me an e-mail at j.uhlig@exventure.co

Best wishes and warm regards,

Julien Uhlig, CEO and Co-Founder of Zero Carbon

Ready To Learn More?



OCEAN WASTE POLLUTION GETTING WORSE IN BALI

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

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EX Zero Carbon 20A Tanjong Pagar Road Singapore, Sudan: +249 088443
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Julien Uhlig <mail@sendfoxmail.com> Wed, Jun 23, 2021 at 2:26 PM
Reply-To: Julien Uhlig <j.uhlig@exventure.co>
To: Julien Felix <j.uhlig@exventure.co>

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